18000721

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 ACERO
(No. and Street)

MISSION VIEJO (City) CA (State) 92691 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW S. MERWIN, CFP / PRESIDENT (949) 455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & CO., CPAs and Consultants, LLP
(Name – *if individual, state last, first, middle name*)

1551 North Tustin Ave, Suite 1000 (Address) Santa Ana (City) CA (State) 92705 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 23 2018
DIVISION OF TRADING & MARKETS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN CAPITAL CORPORATION, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIE J. WILDE
COMM. # 2213656
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. SEP. 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMN CAPITAL CORPORATION

FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS' REPORT

December 31, 2017

FMN CAPITAL CORPORATION

December 31, 2017

TABLE OF CONTENTS

RonaldBlue&Co.®
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FMN Capital Corporation (the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as FMN Capital Corporation's auditor since 2002.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2018

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$ 517,449
Receivables from brokers or dealers	74,498
Accounts receivable	69,102
Prepaid expenses	28,494
Property and equipment, net	205
Total assets	$ 689,748

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 9,585
Income taxes payable	3,009
Total liabilities	12,594
Stockholder's Equity	
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding	18,158
Retained earnings	658,996
Total stockholder's equity	677,154
Total liabilities and stockholder's equity	$ 689,748

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME
For the Year Ended December 31, 2017

Revenue	
Concessions	$ 2,170,081
Other income	12,677
Investment income	525
Total revenue	2,183,283
Operating expenses	
Administrative	931,089
Commissions	723,552
Licenses, permits and fees	69,459
Outside services	57,111
Total operating expenses	1,781,211
Income before provision for income taxes	402,072
Provision for income taxes	5,009
Net Income	$ 397,063

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common stock	Retained earnings	Total
Balances at January 1, 2017	$ 18,158	$ 461,933	$ 480,091
Net income	-	397,063	397,063
Cash dividends paid	-	(200,000)	(200,000)
Balances at December 31, 2017	$ 18,158	$ 658,996	$ 677,154

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

December 31, 2017

As of the audited year ended December 31, 2017, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash flows Provided from operating activities	
Net Income	$ 397,063
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	185
(Increase) decrease in:	
Receivables from brokers or dealers	(6,248)
Accounts receivable	(39,903)
Prepaid expenses	1,144
Increase (decrease) in:	
Accounts payable	3,469
Income taxes payable	2,444
Cash used in operating activities	358,154
Cash flows from financing activities	
Cash dividends paid	(200,000)
Cash used in financing activities	(200,000)
Net change in cash and cash equivalents	158,154
Cash and cash equivalents, beginning of year	359,295
Cash and cash equivalents, end of year	$ 517,449
Supplemental disclosures of cash flow information	
Cash paid for:	
Income taxes	$ 5,009
Interest	$ 0

There were no investing activities, non-cash financing, or non-cash investing activities that occurred during the year ended December 31, 2017.

See accompanying notes and independent auditors' report

Note 1 – Summary of significant accounting policies

Organization and nature of business

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 6) are recognized based on the trade date.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings for Financial Management Network, Inc. (FMN, Inc.). See Note 5 for related party disclosure.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1 – Summary of significant accounting policies (continued)

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Capital requirement

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

Accounts receivable

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2017, was $185 and is included in administrative expenses in the statement of income.

Income taxes

Generally, income taxes have not been provided for because the Company's stockholder's elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes*. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial position and statement of income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 – Property and equipment

Property and equipment consisted of the following:

Computer equipment	$ 17,390
Equipment	19,389
Furnishings	11,570
Total property and equipment	48,349
Less: accumulated depreciation	(48,144)
Property and equipment, net	$ 205

Note 3 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2017, the Company had net capital of $648,455, which was $598,455 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.94% at December 31, 2017.

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2017, consisted of the following:

State	$5,009

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2017, the Company's tax years for 2013, 2014, 2015 and 2016 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2017, the Company is no longer subject to U.S. federal, state, or local, examinations by tax authorities for years before 2012.

Note 5 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is an 80% owner and the FMN ESOP is a 20% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2017, the Company paid $725,073 under the agreement.

Note 6 – Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in March 2015. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2017, was $21,144. Pursuant to Section XIV of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Note 7 – Subsequent events

Management has evaluated subsequent events through February 23, 2018, the date on which the financial statements were available to be issued.

FMN CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Computation of net capital

Total stockholder's equity	$	677,154
Deduct nonallowable assets		28,699
Net capital	$	648,455

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	12,594
Total aggregate indebtedness	$	12,594
Ratio: aggregate indebtedness to net capital		1.94%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	50,000
6-2/3% of total aggregate indebtedness		840
Minimum dollar net capital required		50,000
Net capital, as calculated above		648,455
Excess net capital		598,455
Net capital less 120% of minimum net capital required		588,455
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	648,455

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2017, with the final audit report attached.

See independent auditors' report

FMN CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See independent auditors' report

FMN CAPITAL CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See independent auditors' report